Exhibit 99.1

NYSE – AG TSX – FR Frankfurt – FMV Mexico – AG	NYSE MKT – SVLC TSX – SVL Frankfurt – CW5

September 15, 2015

Leading Independent Advisory Firms ISS and Glass Lewis Recommend that SilverCrest and First Majestic Shareholders Vote FOR the Plan of Arrangement

VANCOUVER, BC, CANADA – First Majestic Silver Corp. (“First Majestic”) and SilverCrest Mines Inc. (“SilverCrest”) are pleased to announce that Glass, Lewis & Co. (“Glass Lewis”) and Institutional Shareholder Services Inc. (“ISS”), two leading independent proxy advisory firms which provide voting recommendations to institutional investors, have each recommended that shareholders of First Majestic and SilverCrest vote FOR the respective shareholders’ resolutions proposed in connection with the plan of arrangement (the "Arrangement") pursuant to which First Majestic will acquire all of the common shares of SilverCrest.

In First Majestic’s report, Glass Lewis summarized their FOR recommendation for the Arrangement as follows*: “In sum, we believe the proposed acquisition of SilverCrest is consistent with First Majestic's growth strategy. In SilverCrest, the Company appears to have identified an attractive acquisition target which will add another producing mine to First Majestic's asset portfolio, increasing production, reserves and the Company's cash and working capital position. Moreover, First Majestic expects to realize synergies and cost savings following completion of the arrangement. Therefore, the combination is expected to be accretive to First Majestic's NAV, reserves, resources and production on a per-share basis. As a result, the acquisition is likely, in our view, to lead to enhanced financial performance and ultimately superior shareholder value. Overall, we believe that the consideration represents a reasonable and fair price for First Majestic to pay given the expected strategic and financial benefits and the opportunity to enhance shareholder value. Thus, we believe the transaction represents an appropriate use of the Company’s equity capital. Based on these factors, along with the support of the board, we believe the proposed share issuance for the arrangement is in the best interests of shareholders.”

In SilverCrest’s report, Glass Lewis summarized their FOR recommendation for the Arrangement as follows*: “Overall, in light of SilverCrest's efforts to explore strategic and transaction alternatives over the past several years, we believe adequate assurance exists for shareholders that the proposed transaction likely represents the best opportunity available at this time to maximize shareholder value. Given the opportunity to participate as investors in a larger, more diverse and higher profile silver producer, while retaining a significant interest in both SilverCrest's producing asset and its exploration properties, we believe the proposed arrangement is strategically and financially compelling. Finally, while the transaction comes at a time when silver prices are at a 5-year low, we believe the exchange ratio is a fair and acceptable level at which shareholders can convert the majority of their investments in SilverCrest to holdings in the enlarged First Majestic, while maintain a direct ownership interest in SilverCrest's exploration properties through shares in New SilverCrest. Based on these factors, along with the support of the board, we believe the proposed arrangement is in the best interests of shareholders.”

*Permission to quote from the Glass Lewis report was neither sought nor obtained.

The SilverCrest Special Meeting

The special meeting of SilverCrest shareholders will be held at 10:00 AM Pacific time on Friday, September 25, 2015 at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia.

The First Majestic Special Meeting

The special meeting of First Majestic shareholders will be held at 2:00 PM Pacific time on Friday, September 25, 2015 at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia.

Proxy Submission Deadlines

SilverCrest shareholders: 10:00 AM Pacific time on September 23, 2015

First Majestic shareholders: 2:00 PM Pacific time on September 23, 2015

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY. Your vote is important regardless of the number of shares you own. First Majestic and SilverCrest shareholders are encouraged to read the Joint Circular in detail.

The Boards of Directors of First Majestic and SilverCrest have unanimously recommended that their respective shareholders vote FOR the Arrangement.

How to Vote

Shareholders are encouraged to vote today using the internet or telephone.

Registered shareholders may vote by:

  Internet: www.investorvote.com
  Telephone: 1-866-732-VOTE (8683) (North American Toll Free)
  Mail
  Attending the meeting in person

Non-registered shareholders who hold shares of First Majestic or SilverCrest through a bank or other intermediary will have different voting instructions and should carefully follow the voting instructions provided to them. In most cases, non-registered shareholders will receive a voting instruction form as part of the meeting materials. Non-registered shareholders are encouraged to complete, sign and return the voting instruction form in accordance with the instructions on the form.

In addition, certain non-registered shareholders of First Majestic and SilverCrest may be contacted by Laurel Hill Advisory Group, the proxy solicitation agent, to obtain votes directly over the phone utilizing the Broadridge QuickVote (TM) service.

Shareholder Questions

Shareholders who have questions regarding the Arrangement or who require assistance with voting may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at 1-877-452-7184 toll-free in North America or call collect at 1-416-304-0211 outside of North America or by email at assistance@laurelhill.com.

Additional information concerning the Arrangement can be found in the joint management information circular dated August 24, 2015 (the “Joint Circular”), which was mailed to shareholders of First Majestic and SilverCrest and is also available under the profiles of each of First Majestic and SilverCrest on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Joint Circular is also available on the websites of First Majestic at www.firstmajestic.com and SilverCrest at www.silvercrestmines.com.

The Arrangement is expected to close on October 1, 2015, subject to applicable regulatory approvals and the satisfaction of other customary conditions.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

For further information, contact info@firstmajestic.com, visit its website at www.firstmajestic.com or contact Todd Anthony, Investor Relations at 1-866-529-2807.

ABOUT SILVERCREST

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located in the State of Sonora, Mexico. The operation comprises a high-grade, epithermal silver and gold deposit, along with a 3,000 tpd conventional milling facility. Santa Elena is projected to produce in a range of 4.7 to 5.1 million silver equivalent ounces in 2015.

For further information, contact SilverCrest at 1-866-691-1730 or via its website at www.silvercrestmines.com.

ON BEHALF OF THE BOARD OF FIRST MAJESTIC SILVER CORP. “Keith Neumeyer” Keith Neumeyer President & CEO	ON BEHALF OF THE BOARD OF SILVERCREST MINES INC. “J. Scott Drever” J. Scott Drever CEO

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the anticipated timing of the shareholders’ meetings of First Majestic and SilverCrest; the anticipated closing date of the Arrangement; future growth potential for First Majestic, SilverCrest and their respective businesses; and future silver production.

These statements reflect the parties’ respective current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: satisfaction or waiver of all applicable conditions to closing of the Arrangement including, without limitation, receipt of all necessary shareholder, court, stock exchange, creditor and regulatory approvals or consents and lack of material changes with respect to First Majestic and SilverCrest and their respective businesses, all as more particularly set forth in the Arrangement Agreement dated July 26, 2015 among First Majestic, SilverCrest and New SilverCrest; fluctuations in general macro-economic conditions; fluctuations in securities markets and the market price of First Majestic’s shares; fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the parties do business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; title to properties; and the factors identified under the caption "Risk Factors" in First Majestic’s Annual Information Form, and under the caption "Risk Factors" in SilverCrest’s Annual Information Form.

Readers are cautioned against attributing undue certainty to forward-looking statements or information. Although the parties have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The parties do not intend, and do not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.